UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of March 2026

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 23, 2026, Sol-Gel Technologies, Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with TD Securities (USA) LLC and LifeSci Capital LLC as representative (the “Representative”) of the underwriters named therein, relating to the issuance and sale by the Company of 459,112 ordinary shares of the Company, par value NIS 1.00 per share (the “Ordinary Shares”), in an underwritten registered direct offering (“Offering”) at a public offering price of $72.00 per Ordinary Share. The sale of the Ordinary Shares in the Offering was made by means of a shelf registration statement on Form F-3 (File No. 333-286822) previously filed with the Securities and Exchange Commission (the “SEC”) and declared effective on May 8, 2025, and the prospectus contained therein, as supplemented by the prospectus supplement, dated March 23, 2026. The Offering is expected to close on or about March 25, 2026, subject to satisfaction of customary closing conditions. The gross proceeds from the Offering, before deducting underwriting discounts and commissions and other estimated offering expenses, are expected to be approximately $33.1 million.

The Company intends to use the net proceeds from the Offering to fund the continued development of SGT-610, including pre-commercialization activities and research and development, and the remainder for working capital and other general corporate purposes.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the underwriters thereunder against certain liabilities, including for liabilities under the Securities Act, and termination provisions. The provisions of the Underwriting Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreement and are not intended as a document for investors and the public to obtain factual information about the current state of affairs of the Company.

The description of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement, copies of which is attached hereto as Exhibit 1.1.

A copy of the opinion of Goldfarb, Gross, Seligman & Co. regarding the validity of the Ordinary Shares issued and sold in the Offering is filed as Exhibit 5.1 to this Report on Form 6-K and is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-286822) filed with the SEC.

On March 23, 2026, the Company issued a press release announcing the pricing of the Offering, a copy of which press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Attached hereto and incorporated by reference herein are the following exhibits:

Exhibit 1.1: Underwriting Agreement, dated March 23, 2026, between the Company and TD Securities (USA) LLC and LifeSci Capital LLC.

Exhibit 5.1: Opinion of Goldfarb, Gross, Seligman & Co.

Exhibit 23.1: Consent of Goldfarb, Gross, Seligman & Co. (included in Exhibit 5.1).

Exhibit 99.1: Company’s press release entitled: “Sol-Gel Technologies Ltd. Announces Pricing of Oversubscribed Underwritten Offering.”

This Form 6-K and related exhibits are hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Registrations No. 333-223915, 333-270477 and 333-286820) and its Registration Statements on Form F-3 (Registrations No. 333-286822 and 333-270478).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: March 24, 2026	By:	/s/ Eyal Ben-Or
Eyal Ben-Or
Chief Financial Officer